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Exhibit 99.1

MONTPELIER RE HOLDINGS LTD.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States Dollars, except share amounts)

	As at June 30, 2003	As at December 31, 2002
	(Unaudited)	(Audited)
ASSETS
Fixed maturities, at fair value (amortized cost: 2003—$1,579,627; 2002—$1,322,256)	$1,616,911	$1,354,845
Equity investments, at fair value (cost: $13,899)	14,029	—
Equity investment, unquoted, at estimated fair value (cost: $60,758)	63,691	63,691
Total investments	1,694,631	1,418,536
Cash and cash equivalents, at fair value	211,871	162,925
Unearned premium ceded	33,694	3,752
Reinsurance premiums receivable	331,673	147,208
Funds withheld	1,668	20,507
Deferred acquisition costs	76,253	44,881
Reinsurance recoverable	12,218	16,656
Accrued investment income	15,869	13,057
Deferred financing costs	985	1,325
Other assets	3,724	5,071
Total Assets	$2,382,586	$1,833,918
LIABILITIES
Loss and loss adjustment expense reserves	203,534	146,115
Unearned premium	435,604	241,000
Reinsurance balances payable	26,548	2,448
Investment trades pending	78,881	34,280
Long-term debt	150,000	150,000
Accounts payable, accrued expenses and other liabilities	13,850	7,540
Total Liabilities	$908,417	$581,383
SHAREHOLDERS' EQUITY
Common voting shares: 1/6 cent par value; authorized 1,200,000,000 shares; issued and outstanding 63,392,600 shares	106	106
Additional paid-in capital	1,128,391	1,126,435
Accumulated other comprehensive income	38,925	35,567
Retained earnings	306,747	90,427
Total Shareholders' Equity	1,474,169	1,252,535
Total Liabilities and Shareholders' Equity	$2,382,586	$1,833,918

The accompanying Notes to the Consolidated Financial Statements are an
integral part of the Consolidated Financial Statements.

MONTPELIER RE HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Expressed in thousands of United States Dollars, except share amounts)

	For the Three Months Ended June 30, 2003	For the Three Months Ended June 30, 2002	For the Six Months Ended June 30, 2003	For the Six Months Ended June 30, 2002
	(Unaudited)
REVENUES
Gross premiums written	$194,082	$136,339	$560,645	$340,018
Reinsurance premiums ceded	(7,388)	(4,528)	(41,655)	(18,848)
Net premiums written	186,694	131,811	518,990	321,170
Change in net unearned premiums	(12,303)	(50,377)	(159,944)	(203,125)
Net premiums earned	174,391	81,434	359,046	118,045
Net investment income	11,715	10,848	23,399	18,621
Net realized gains on investments	4,650	1,013	9,331	1,497
Net foreign exchange gains (losses)	(1,539)	474	(180)	334
Total Revenues	189,217	93,769	391,596	138,497
EXPENSES
Loss and loss adjustment expenses	30,157	38,975	77,847	53,342
Acquisition costs	33,851	14,707	74,849	21,174
General and administrative expenses	11,930	5,873	20,814	10,113
Interest on long-term debt	802	1,118	1,767	2,113
Total Expenses	76,740	60,673	175,277	86,742
Income before taxes	112,477	33,096	216,319	51,755
Income tax recovery	(2)	—	(1)	—
NET INCOME	$112,479	$33,096	$216,320	$51,755
COMPREHENSIVE INCOME
Net income	$112,479	$33,096	$216,320	$51,755
Other comprehensive income	4,224	23,493	3,358	9,901
Comprehensive income	$116,703	$56,589	$219,678	$61,656
Per share data
Weighted average number of common and common equivalent shares outstanding:
Basic	63,392,600	52,440,000	63,392,600	52,440,000
Diluted	67,777,956	52,603,995	66,810,881	52,447,200
Basic earnings per common share	$1.77	$0.63	$3.41	$0.99
Diluted earnings per common share	$1.66	$0.63	$3.24	$0.99

The accompanying Notes to the Consolidated Financial Statements are an
integral part of the Consolidated Financial Statements.

MONTPELIER RE HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Six Months Ended June 30, 2003 and 2002
(Expressed in thousands of United States Dollars)

	2003	2002
	(Unaudited)
Common voting shares
Balance—beginning and end of period	$106	$87
Additional paid-in-capital
Balance—beginning of period	1,126,435	920,306
Direct equity offering expenses	(170)	(220)
Compensation recognized under stock option plan	2,126	2,454
Balance—end of period	1,128,391	922,540
Accumulated other comprehensive income
Balance—beginning of period	35,567	1,878
Net change in currency translation adjustments	8	—
Net change in unrealized gains on investments	4,826	9,901
Net change in unrealized loss on hedging transaction	(1,476)	—
Balance—end of period	38,925	11,779
Retained earnings (accumulated deficit)
Balance—beginning of period	90,427	(61,618)
Net income	216,320	51,755
Balance—end of period	306,747	(9,863)
Total Shareholders' Equity	$1,474,169	$924,543

The accompanying Notes to the Consolidated Financial Statements are an
integral part of the Consolidated Financial Statements.

MONTPELIER RE HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six Months Ended June 30, 2003 and 2002
(Expressed in thousands of United States Dollars)

	2003	2002
	(Unaudited)
Cash flows provided by operating activities:
Net income	$216,320	$51,755
Adjustments to reconcile net income to net cash provided by operating activities:
Accretion (amortization) of premium/(discount) on fixed maturities	6,827	1,399
Depreciation	405	—
Compensation recognized under stock option plan	2,126	2,454
Net realized gains on fixed maturities	(9,331)	(1,497)
Amortization of deferred financing costs	340	340
Net change in currency translation adjustments	8	—
Change in:
Unearned premium ceded	(29,942)	(11,599)
Reinsurance premiums receivable	(184,465)	(181,740)
Funds withheld	18,839	—
Deferred acquisition costs	(31,372)	(34,937)
Reinsurance recoverable	4,439	(5,255)
Accrued investment income	(2,812)	(9,836)
Other assets	1,188	(260)
Loss and loss adjustment expense reserves	57,420	58,425
Unearned premium	194,604	214,724
Reinsurance balances payable	24,100	—
Accounts payable, accrued expenses and other liabilities	5,064	2,087
Amount due to affiliates	—	(324)
Interest accrued on long-term debt	(231)	664
Net cash provided by operating activities	273,527	86,400
Cash flows used in investing activities:
Purchases of fixed maturities	(948,329)	(1,126,442)
Purchases of equity investments	(13,899)	—
Proceeds from sale and maturity of fixed maturities	738,063	763,297
Purchases of equipment	(246)	—
Net cash used in investing activities	(224,411)	(363,145)
Cash flows provided by (used in) financing activities:
Issue of common shares	—	26,000
Amount paid to affiliate for overpayment of subscription	—	(250)
Direct equity offering expenses	(170)	(9,892)
Net cash provided by (used in) financing activities	(170)	15,858
Increase (decrease) in cash and cash equivalents	48,946	(260,887)
Cash and cash equivalents—Beginning of period	162,925	350,606
Cash and cash equivalents—End of period	$211,871	$89,719

The accompanying Notes to the Consolidated Financial Statements are an
integral part of the Consolidated Financial Statements.

MONTPELIER RE HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars,
except share amounts or as where otherwise described)

(Unaudited)

1.     Basis of Presentation and Consolidation

        These interim unaudited consolidated financial statements include the accounts of Montpelier Re Holdings Ltd. (the "Company") and its wholly-owned operating subsidiary Montpelier Reinsurance Ltd. ("Montpelier Re"). Montpelier Re has two subsidiaries: Montpelier Marketing Services (UK) Limited ("MMSL") and Montpelier Holdings (Barbados) SRL ("MHB"). MMSL provides business introduction and other support services to Montpelier Re. MHB, a Barbados registered Society with Restricted Liability, has not yet commenced operations. MHB will be the registered holder of certain types of securities, including United States equity securities, purchased as part of the overall Montpelier Re investment portfolio. On December 3, 2002, Montpelier Re established a trust known as the Montpelier Re Foundation to promote or carry out charitable purposes.

        The Company, through Montpelier Re, is a provider of global specialty property insurance and reinsurance products.

        The unaudited consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States ("GAAP") for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete consolidated financial statements. This report on Form 10-Q should be read in conjunction with the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission. In the opinion of management, these unaudited consolidated financial statements reflect all the normal recurring adjustments considered necessary for a fair presentation of the Company's financial position at the end of and for the periods presented. The results of operations and cash flows for any interim period will not necessarily be indicative of the results of the operations and cash flows for the full fiscal year or subsequent quarters. All significant intercompany accounts and transactions have been eliminated on consolidation. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.     Securities Lending

        The Company participates in a securities lending program whereby certain of its fixed maturity investments are loaned to other institutions for short periods of time through a lending agent. The Company maintains control over the securities it lends, retains the earnings and cash flows associated with the loaned securities and receives a fee from the borrower for the temporary use of the asset. Collateral is required at a rate of 102-105% of the market value of the loaned securities, depending on the type of collateral used. The Company does not have any securities on loan at June 30, 2003.

3.     Reinsurance

        During the six months ended June 30, 2003, the Company purchased retrocessional protection on its own account for the direct insurance and facultative reinsurance programs and the property reinsurance programs, excluding most other specialty lines. For certain pro-rata contracts, including quota share contracts, the subject direct insurance contracts will carry underlying reinsurance protection from third party reinsurers. The Company records its pro-rata share of gross premiums from the direct insurance contracts as gross written premiums and records amounts incurred by the ceding company for the underlying third party reinsurance coverage as reinsurance premiums ceded.

        Reinsurance recoverable includes the Company's share of balances due from reinsurance contracts for paid losses, unpaid loss and loss adjustment expenses and reserves for losses incurred but not reported. Initial estimates of reinsurance recoverable are recognized in the period in which the loss event occurs. Subsequent adjustments are recorded in the period they are determined. The earned reinsurance premiums ceded were $11.7 million and $7.2 million for the six months ended June 30, 2003 and 2002, respectively. Total recoveries netted against loss and loss adjustment expenses was $(3.8) million and $5.3 million for the six months ended June 30, 2003 and 2002, respectively.

        The Company remains liable in the event that ceding companies, and the Company, are unable to collect amounts due from the underlying third party reinsurers. The Company records provisions for uncollectible underlying reinsurance recoverable when collection becomes unlikely. There are no such provisions recorded at June 30, 2003 or 2002.

4.     Recent Accounting Pronouncement

        The Financial Accounting Standards Board issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46") an interpretation of ARB No. 51 "Consolidated Financial Statements" in January 2003. FIN 46 clarifies the accounting and reporting for certain entities in which equity investors do not have the characteristics of a controlling financial interest. The financial statements included with the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 were prepared on a combined basis as a result of the fact that Montpelier Re's and the Company's bye-laws include certain restrictions relating to the election of directors of Montpelier Re. The Company adopted FIN 46 in the first quarter of 2003. The impact of adoption of FIN 46 is that the Company's financial statements are now prepared on a consolidated basis instead of on a combined basis. There is no impact on the Company's net income or shareholders' equity as presented in these consolidated financial statements as a result of the adoption of FIN 46.

5.     Earnings Per Share

        The reconciliation of basic and diluted earnings per share is as follows:

	Three Months Ended June 30, 2003	Three Months Ended June 30, 2002
Basic earnings per common share:
Net income available to common shareholders	$112,479	$33,096
Weighted average common shares outstanding—Basic	63,392,600	52,440,000
Basic earnings per common share	$1.77	$0.63
Diluted earnings per common share:
Net income available to common shareholders	$112,479	$33,096
Weighted average common shares outstanding—Basic	63,392,600	52,440,000
Dilutive effect of warrants	3,590,734	153,313
Dilutive effect of share options	794,622	10,682
Weighted average common and common equivalent shares outstanding—Diluted	67,777,956	52,603,995
Diluted earnings per common and common equivalent share	$1.66	$0.63

	Six Months Ended June 30, 2003	Six Months Ended June 30, 2002
Basic earnings per common share:
Net income available to common shareholders	$216,320	$51,755
Weighted average common shares outstanding—Basic	63,392,600	52,440,000
Basic earnings per common share	$3.41	$0.99
Diluted earnings per common share:
Net income available to common shareholders	$216,320	$51,755
Weighted average common shares outstanding—Basic	63,392,600	52,440,000
Dilutive effect of warrants	2,899,244	6,731
Dilutive effect of share options	519,037	469
Weighted average common and common equivalent shares outstanding—Diluted	66,810,881	52,447,200
Diluted earnings per common and common equivalent share	$3.24	$0.99

6.     Segment Reporting

        Management has determined that the Company operates in one segment only. The Company focuses on writing global specialty property and other classes of insurance and reinsurance business.

        The following table sets forth a breakdown of the Company's gross premiums written by line of business and by geographic area of risks insured for the periods indicated ($ in millions):

Gross Premiums Written by Line

	Three Months Ended June 30, 2003		Three Months Ended June 30, 2002
Property Specialty	$71.5	36.9%	$51.2	37.6%
Property Catastrophe	89.5	46.1	29.6	21.7
Qualifying Quota Share	8.6	4.4	37.7	27.7
Other Specialty	24.4	12.6	17.8	13.0
Total	$194.0	100.0%	$136.3	100.0%

Gross Premiums Written by Line

	Six Months Ended June 30, 2003		Six Months Ended June 30, 2002
Property Specialty	$169.0	30.1%	$86.8	25.5%
Property Catastrophe	240.4	42.9	108.7	32.0
Qualifying Quota Share	78.0	13.9	111.5	32.8
Other Specialty	73.2	13.1	33.0	9.7
Total	$560.6	100.0%	$340.0	100.0%

Gross Premiums Written by Geographic Area of Risks Insured

	Three Months Ended June 30, 2003		Three Months Ended June 30, 2002
USA and Canada	$107.1	55.2%	$35.2	25.8%
Japan	26.1	13.4	13.5	9.9
Western Europe, excluding the United Kingdom and Ireland	21.6	11.1	1.5	1.1
Worldwide(1)	15.1	7.8	83.6	61.3
Worldwide, excluding USA and Canada(2)	8.3	4.3	0.3	0.2
Others (2.0% or less)	15.8	8.2	2.2	1.7
Total	$194.0	100.0%	$136.3	100.0%

Gross Premiums Written by Geographic Area of Risks Insured

	Six Months Ended June 30, 2003		Six Months Ended June 30, 2002
USA and Canada	$240.2	42.8%	$94.2	27.7%
Worldwide(1)	189.0	33.7	196.0	57.7
Western Europe, excluding the United Kingdom and Ireland	31.4	5.6	6.6	1.9
Japan	27.7	4.9	16.6	4.9
United Kingdom and Ireland	24.0	4.3	5.0	1.5
Worldwide, excluding USA and Canada(2)	20.5	3.7	9.4	2.8
Others (2.0% or less)	27.8	5.0	12.2	3.5
Total	$560.6	100.0%	$340.0	100.0%

(1)
"Worldwide" comprises insurance and reinsurance contracts that insure or reinsure risks on a worldwide basis.

(2)
"Worldwide, excluding USA and Canada" comprises insurance and reinsurance contracts that insure or reinsure risks on a worldwide basis but specifically exclude the USA and Canada.

        The Qualifying Quota Share contracts and substantial amounts of other lines of business are world wide in nature, with the majority of business related to North America and Europe.

        The following table sets forth a breakdown of the Company's gross premiums written by broker for the periods indicated ($ in millions):

	Three Months Ended June 30, 2003		Three Months Ended June 30, 2002
Guy Carpenter	$62.7	36.6%	$29.3	21.5%
Aon Re Worldwide	38.2	22.3	12.3	9.0
Benfield(1)	35.4	20.7	41.4	30.4
Willis Group(1)	14.7	8.6	35.0	25.7
Other brokers	20.2	11.8	18.3	13.4
Total brokers	171.2	100.0%	136.3	100.0%
Direct (no broker)	22.8		—
Total	$194.0		$136.3

	Six Months Ended June 30, 2003		Six Months Ended June 30, 2002
Guy Carpenter	$138.6	26.7%	$64.5	19.0%
Benfield(1)	137.0	26.4	115.8	34.1
Willis Group(1)	97.5	18.8	88.7	26.1
Aon Re Worldwide	80.3	15.5	37.2	10.9
Other brokers	64.9	12.6	33.8	9.9
Total brokers	518.3	100.0%	340.0	100.0%
Direct (no broker)	42.3		—
Total	$560.6		$340.0

(1)
Includes QQS gross premiums written.

7.     Long-Term Debt

        As part of the Company's formation and funding, the Company entered into a three-year term loan agreement with Bank of America, N.A. and a syndicate of commercial banks, with an aggregate borrowing limit of $150.0 million. As at June 30, 2003 and 2002, the Company had borrowed all $150.0 million under this facility. The term loan agreement requires that the Company and/or certain of its subsidiaries maintain specific covenants, including a tangible net worth covenant and a maximum leverage covenant, and has a final maturity date of December 12, 2004. The facility also restricts the payment of dividends. The Company has been in compliance with all covenants throughout the six months ended and as at June 30, 2003 and 2002.

        The interest rate was fixed at 2.59% for the period from October 21, 2002 until April 21, 2003. From April 21, 2003, the rate was fixed at 1.32% plus a 75bp margin (50 bp margin from May 16, 2003) until July 21, 2003. The Company incurred interest expense for the six months ended June 30, 2003 and 2002 of $1,767 and $2,113, respectively, at an average annual interest rate of 2.33% and 2.77%, respectively, and paid interest of $1,964 and $1,176, respectively.

        In order to hedge the interest rate risk of the loan, the Company entered into an interest rate swap contract, which became effective April 22, 2003 and expires on December 12, 2004, the last day of the term-loan facility. Under the terms of the interest rate swap contract, the Company pays interest at a fixed rate of 1.88% plus a margin dependent on leverage, and receives interest at a variable rate equal to the offshore LIBOR rate.

8.     Related Parties

        The Company's Chairman is also the Chairman of the Board of Directors of White Mountains Insurance Group, which beneficially owns 22.9% and 27.2% of the Company as at June 30, 2003 and 2002, respectively. The Company's Chief Financial Officer is also a Director of White Mountains Insurance Group and a director of Amlin, one of the Company's qualifying quota share cedents.

        Four directors, including the Company's Chairman, are employed by White Mountains Insurance Group.

        The Company has engaged White Mountains Advisors LLC, a wholly-owned indirect subsidiary of White Mountains Insurance Group, to provide investment advisory and management services. The fees, which vary depending on the amount of assets under management, are between 0.15% and 0.30% and are included in net investment income. The Company incurred an average fee of 0.17% and 0.20% for the six months ended June 30, 2003 and 2002, respectively. For the six months ended June 30, 2003 and 2002, the Company expensed investment management fees of approximately $1,367 and $1,018, respectively, and has recorded an amount payable for these services of $1,380 and $510, respectively. The Company's Chairman of the Finance Committee is Deputy Chairman of the Board of Directors of White Mountains Insurance Group, the Principal Executive Officer of White Mountains Advisors LLC and is either general manager or investment manager of various funds which own less than 5% of the Company.

        In January 2002, the Company entered into an agreement with Remetrics, a subsidiary of Benfield Holdings Limited, which beneficially owns 4.5% of the Company, at June 30, 2003 for the provision of certain risk management services. This agreement was no longer in place at December 31, 2002. As a result of this agreement, the Company accrued approximately $650 for the six months ended June 30, 2002 for risk management services.

        In the ordinary course of business, the Company entered into four reinsurance agreements with OneBeacon Insurance Group, a subsidiary of White Mountains Insurance Group, during the six months ended June 30, 2002. The Company has received $683 in aggregate annual premiums from these contracts to June 30, 2003. The Company also entered into one reinsurance agreement with OneBeacon Insurance Group during the six months ended June 30, 2003 and will receive approximately $1.2 million in aggregate premiums for this contract.

        For the six months ended June 30, 2003, $37.9 million was recorded in gross premiums written under the Company's reinsurance arrangements with Aspen Re, the Company's unquoted equity investment in which the Company has a 7% interest on an undiluted basis and a 6% interest on a diluted basis. These arrangements cover mainly property and casualty risks.

        In addition, the Company pays brokerage commissions on business brought in by Benfield. The Company believes these commissions are consistent with commissions paid to other brokers in the ordinary course of business and totaled $7.6 million and $5.3 million for the six months ended June 30, 2003 and 2002, respectively.

9.     Commitments and Contingencies

Letters of Credit

        In order for the Company to write Lloyd's Qualifying Quota Share business, it must provide a letter of credit in favor of The Society and Council of Lloyd's ("Lloyd's") in accordance with Lloyd's rules. The Company has made arrangements with Fleet National Bank for the provision of a standby letter of credit in a form acceptable to Lloyd's in an amount of up to $250.0 million. Letters of credit outstanding under the Fleet facility at June 30, 2003 were approximately $165.6 million (£100.2 million) and were secured by investments of approximately $182.1 million.

        Effective June 20, 2003, the Company entered into a new Letter of Credit Reimbursement and Pledge Agreement with Fleet National Bank and a syndicate of lending institutions for the provision of a letter of credit facility in favor of Lloyd's in an amount of up to $250.0 million, and in favor of certain U.S. ceding companies in an amount of up to $200.0 million. Simultaneously, the previously existing Pledge Agreement with Fleet National Bank in favor of Lloyd's QQS business was superceded by the Letter of Credit Reimbursement and Pledge Agreement, and the letters of credit issued under the previous facility are now under the new facility agreement. There have not yet been any letters of credit issued under the new facility agreement in relation to U.S. ceding companies as at June 30, 2003.

        The Company has made arrangements with Barclay's Bank PLC for the provision of an additional letter of credit facility in favor of certain U.S. ceding companies in an amount of up to $100.0 million.

Letters of credit outstanding at June 30, 2003 under the Barclay's facility were approximately $21.1 million and were secured by investments of approximately $23.2 million.

        There were no letters of credit outstanding at June 30, 2002.

Credit Facilities

        On December 12, 2001, the Company obtained a $50.0 million revolving loan facility from a syndicate of lenders, with the Company and its subsidiaries as borrowers and guarantors. The facility is for general corporate purposes, and requires that the Company and/or certain of its subsidiaries maintain specific covenants, including a tangible net worth covenant and a maximum leverage covenant. At June 30, 2003 and 2002, no amounts had been drawn down under this facility.

10.   Shareholders' Equity

        On June 25, 2003, certain shareholders of the Company agreed to effect a secondary offering of 8,050,000 common shares. Certain original investors sold an average of 24.4% of their holdings, which increased the public ownership of the Company's shares by 12.7%. The secondary offering did not have any impact on common shares outstanding. The Company did not receive any proceeds from the secondary offering but was required to pay offering expenses of approximately $1.0 million which are included in general and administrative expenses for the six months ended June 30, 2003.

11.   Statutory Requirements

        Montpelier Re is registered under The Insurance Act 1978 (Bermuda), Amendments Thereto and Related Regulations (the "Act"). Under the Act, Montpelier Re is required to annually prepare and file Statutory Financial Statements and a Statutory Financial Return. The Act also requires Montpelier Re to maintain a minimum share capital of $1.0 million and to meet a minimum solvency margin equal to the greater of $100.0 million, 50% of net premiums written or 15% of the loss and loss adjustment expense reserves. For the six months ended June 30, 2003 and 2002, Montpelier Re satisfied these requirements.

        The Act limits the maximum amount of annual dividends or distributions paid by Montpelier Re to the Company without the prior notification to, and in certain cases the approval of, the Bermuda Monetary Authority of such payment.

        Montpelier Re is also required to maintain a minimum liquidity ratio, which was met for both periods ended June 30, 2003 and 2002.

12.   Subsequent Event

        On July 9, 2003, the Company filed an S-1 Registration Statement with the Securities and Exchange Commission for an offering of up to $200 million in Senior Notes. The terms of the Senior Notes will be finalized prior to the closing of the offering. Net proceeds of the offering will be used to repay amounts outstanding under the Company's existing term loan facility and for other general corporate purposes. The Company's existing term loan facility is due in December 2004 and currently bears interest at LIBOR plus an applicable margin which is effectively hedged into a fixed rate of 2.38% through an interest rate swap agreement which will terminate upon repayment of the debt. At June 30, 2003 the fair value of the interest rate swap amounted to a liability of $1.5 million and is included on the balance sheet as a component of other liabilities. Following this offering, we also intend to terminate our existing revolving credit facility. There are currently no amounts outstanding under this facility.

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  Exhibit 99.1